Rule 12g3-2(b) File Number ~~82-5237~~

04 MAR 16 AM 7:21

82-34629

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

04010590

March 4, 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W
Washington D.C., 20549

Re: **Rule 12g3-2(b) Exemption – File Number ~~82-5237~~**

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange and the London Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a notice we filed with the stock exchanges on March 3, 2004 regarding the upcoming board meeting of the Company

Thank you for your attention.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Sincerely yours,

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

3/16

Copy to: Ms. Gigi Lau -- Herbert Smith, (852) 2845 9099

中国·杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn

CAZENOVE

04 MAR 16 AM 7:21

To see below	Fax number	
Company see below	Reference	
From Sherman Hung		
Date 6 January 2004	Number of pages including this one 2	

Direct Line +852 2123 0347
Direct Fax +852 2530 9492
sherman.hung@cazenove.com

Please notify us if you do not receive all the pages

To: The Stock Exchange of Hong Kong Limited **Fax no.: 852 2905 1375**
Vincent Lee/ Evelyne Yim/ Wing Lam

Cc: London Stock Exchange **Fax no.: 44 207 588 6057**
Regulatory News Service

Cc: Zhejiang Expressway Co., Ltd. **Fax no.: 86 571 8798 5599**
Wenyao Jiang

Cc: Herbert Smith **Fax no.: 852 2845 9099**
Gigi Lau

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Notice of Board Meeting

On behalf of the Company, we hereby inform the Stock Exchange of Hong Kong Limited pursuant to paragraph 12 of the Listing Agreement that a meeting of the Board of Directors of the Company will be held in Hangzhou, Zhejiang, the PRC on 15 March, 2004 at 10:00am for the discussion and approval, amongst others, of the followings:-

1 The audited financial statement of the Company for the 12 months ended 31 December 2003;
2 To consider the payment of final dividend, if any.;
3 To consider the closure of the Register of Members; and
4 To transact any other business.

Please feel free to contact the undersigned at 852 2123 0347 should you have any queries.

Yours faithfully,

Sherman Hung
Deputy General Manager
Corporate Finance

Cazenove Asia Limited 5001 One Exchange Square 8 Connaught Place Central Hong Kong
Telephone +852 2526 4211 Fax +852 2868 1411 www.cazenove.com